650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

August 27, 2019

BY EDGAR AND EMAIL

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:

Liberated Syndication, Inc.
Preliminary Proxy Statement
Filed August 8, 2019 by Camac Fund, LP, Camac Partners, LLC, Camac Capital, LLC, Eric Shahinian, Michael Cricenti, Simeon McMillan, Adam Pincus and Bradley M. Tirpak
File No. 000-55779

Dear Mr. Duchovny:

On behalf of our client, Camac Fund, LP (together with its affiliates, “Camac”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 16, 2019, concerning Camac’s preliminary proxy statement on Schedule 14A filed with the Commission on August 8, 2019 (the “Proxy Statement”), relating to Liberated Syndication, Inc. (the “Company”).

In connection with the submission of this letter, Camac is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Camac’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meanings given to them in the Amended Proxy Statement.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO         SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON,  DE

Daniel F. Duchovny, Esq.

August 27, 2019

Preliminary Proxy Statement

Proposals 4A-4E, page 13

1.

With a view toward revised disclosure, please tell us how the board size will be increased from the current four members to the election of five nominees. Is there any board or shareholder action required pursuant to the company’s organizational documents to effect such increase?

Camac respectfully advises the Staff that no board or shareholder action is required pursuant to the Company’s organizational documents in order to elect five directors to the Board of Directors of the Company (the “Board”). Article III, Section 3.02 of the Bylaws of the Company (the “Bylaws”) provides that the Board shall consist of one to nine persons. Such provision establishes a variable range for the size of the Board by fixing a minimum and maximum number of directors. The Board or the shareholders may fix or change the specific number of directors within such minimum and maximum. In connection with Proposal 2, Camac is proposing an amendment to Article III, Section 3.02 of the Bylaws to provide that shareholders have set the number of directors on the Board at nine. Camac believes that nine directors will provide for a Board that is of an appropriate size for the management of the Company.

2.	Please describe the effects of the removal of all of the company’s directors without the election of any of your nominees on the management and operations of the company.

Camac respectfully advises the Staff that, if all of the Company’s directors are removed without the election of any of the Nominees, then the Board will be composed of no directors. However, this will have no impact on the management and operations of the Company. Under Nevada law, the fiduciary duties of directors and officers of a corporation are to exercise their respective powers in good faith and with a view to the interests of the corporation. Currently, the Board discharges its fiduciary duties by appointing and supervising officers, which officers run the day-to-day operations of the Company. The Company’s appointed officers will continue to run the day-to-day operations of the Company with a view to the interest of the Company. Camac further notes that the removal of all of the current directors but the election of none of the Nominees is unlikely given that a higher vote is required to remove directors than to elect the Nominees.

3.

Please revise your disclosure to explain what you mean in the penultimate paragraph of this section by stating that you will take any action necessary so that four of your nominees are appointed to the board in the event of a tie between nominees.

Camac has revised the Amended Proxy Statement to reflect the Staff’s comment.

Proposal 5, page 17

4.	State whether the elimination of bylaw 3.03 would result, under Nevada law, in the security holders having the ability to classify the board unilaterally.

Camac respectfully advises the Staff that Camac does not believe that the elimination of Article III Section 3.03 of the Bylaws would result, under Nevada law, in the Company’s shareholders having the ability to classify the Board unilaterally. Camac believes that classification of a board of directors under Nevada law requires action by both the board of directors and the company’s shareholders.

Daniel F. Duchovny, Esq.

August 27, 2019

Voting and Voting Procedures, page 19

5.

We note that your proposals will only be voted upon after a quorum has been determined to be present by the inspector of elections. Thus, please revise your disclosure to describe the quorum required before a vote is taken on any proposal and explain how a vote on proposal 6 will have any effect on the quorum necessary for this special meeting.

Camac has revised the Amended Proxy Statement to reflect the Staff’s comment.

Certain Effects of the Solicitation, page 27

6.

Please revise your disclosure to describe any company obligations under the employment agreements for Mr. Spencer and Mr. Busshaus on the assumption that the removal of the company’s entire board of directors and election of new individuals constitutes a change of control under those agreements.

Camac respectfully advises the Staff that the Company has not quantified the economic impact of a change of control pursuant to the employment agreements of Messrs. Spencer and Busshaus. Without this information, Camac is not able to provide any disclosure regarding such impact.

*            *             *

We appreciate the Staff’s comments. If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

Enclosures

cc:	Eric Shahinian, Camac Partners, LLC